UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2010
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of Sterlite Industries (India) Limited dated July 26, 2010.
EX-99.2 Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter ended June 30, 2010.

Sterlite Industries (India) Ltd
Other Events
On July 26, 2010, Sterlite Industries (India) Limited (the “Company”) issued an earnings release announcing its unaudited consolidated and standalone financial results under Indian GAAP for the quarter ended June 30, 2010 (the first quarter of its fiscal year ending March 31, 2011). A copy of the earnings release dated July 26, 2010 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s unaudited consolidated and standalone financial results under Indian GAAP for the quarter ended June 30, 2010 is attached hereto as Exhibit 99.2 and incorporated herein by reference.
Forward-Looking Statements:
In addition to historical information, this Form 6-K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F dated July 10, 2009 as amended by our Form 20-F/A dated July 14, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6-K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.
Exhibits

99.1	Earnings release of Sterlite Industries (India) Limited dated July 26, 2010.

99.2	Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter ended June 30, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 27, 2010
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Vinod Bhandawat
	Name:	Vinod Bhandawat
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

99.1	Earnings release of Sterlite Industries (India) Limited dated July 26, 2010.

99.2	Unaudited consolidated and standalone financial results of Sterlite Industries (India) Limited under Indian GAAP for the quarter ended June 30, 2010.